Exhibit 99.1

FOR IMMEDIATE RELEASE

COMMUNICATIONS SYSTEMS, INC. REPORTS SECOND QUARTER 2018 FINANCIAL RESULTS AND APPOINTS INVESTMENT BANKER FOR CORPORATE OPTIONS

Minnetonka, MN – August 2, 2018 – Communications Systems, Inc. (NASDAQ: JCS) (“CSI” or the “Company”), a global provider of connectivity infrastructure and services for deployments of broadband networks, today announced financial results for the second quarter (“Q2”) ended June 30, 2018, including a discussion of results of operations by segment.

Second Quarter 2018 Summary

●	Q2 2018 consolidated sales were $15.0 million, compared to $22.1 million in Q2 2017, and were lower primarily due to a decrease in sales in the Suttle and JDL segments, offset partially by higher sales at Net2Edge.

●	Q2 2018 consolidated net loss was $2.6 million compared to a net loss of $4.1 million in Q2 2017, which included $1.1 million of restructuring costs associated with closing Suttle’s Costa Rica facility and $1.6 million of write off of goodwill and intangible assets. The 2018 Q2 losses were primarily driven by operating losses in Suttle, JDL Technologies and Net2Edge.

●	Transition Networks continued to report positive operating income and lower operating expenses. Q2 2018 operating income was $19,000 compared to $361,000 in Q2 2017.

●	Suttle’s Q2 operating loss of $1.7 million narrowed from the $2.7 million operating loss in Q2 2017 as product margins improved due to pricing changes and product mix, offset by higher manufacturing variances due to low production and due to Suttle’s Q2 2017’s restructuring costs of $1.1 million related to closing its Costa Rica facility.

●	JDL Technologies had an operating loss of $406,000 in Q2 2018 compared to $1.1 million operating loss last year driven by the 2017 goodwill write off of $1.5M and lower education revenue, partially offset by lower operating expenses.

●	Net2Edge had an operating loss of $640,000 in Q2 2018 compared to $715,000 operating loss last year driven by higher sales, partially offset by lower margins and higher operating expenses.

●	The Company’s Q2 2018 consolidated net loss was $2.6 million, or $(0.29) per diluted share, compared to a net loss of $4.1 million, or $(0.46) per diluted share, in Q2 2017. Due to losses sustained in 2015 through 2017, we have applied a tax valuation allowance to the 2018 tax provision resulting in limited tax benefit being recorded.

CSI’s Chief Executive Officer Roger H.D. Lacey commented, “We appear to be caught in the perfect storm of challenges faced by our four operating segments. While sales declined quarter over quarter for Transition Networks due to project delays, we were able to maintain gross margins and reduce expenses and achieved our eighth consecutive profitable quarter in this segment. Transition Networks’ new product sales1 were $2.2 million for the quarter and 28% of total Transition Networks’ sales. Federal projects and orders from a large telecom service provider were delayed and we expect both to rebound in Q3. We have several Power-over-Ethernet and security & surveillance offerings in proof-of-concept testing at several large accounts.

“JDL’s losses continued, driven by the ongoing approval delays we discussed last quarter within its primary education customer’s federal funding process. We have completed work on some wireless projects that have been approved and with the anticipated release of the pending approvals, we do expect JDL to achieve its quarterly targeted profit result by the end of the year. Net2Edge had significant revenue growth and we believe new orders will continue as customers complete their proof-of-concept stage for Net2Edge’s new products. With products now in production, we are now optimizing our procurement process.

“The Suttle situation continues to be severely impacted by the Tier 1 Telecom companies’ move away from our range of legacy products. Additional right sizing of operations took place in Q2. Options to resolve the underutilized capacity in manufacturing are being considered. The “Suttle Home, Securely Wired” offer will be trialed in third quarter 2018, as we are targeting the rapidly emerging home automation and residential Internet of Things (“IOT”) substantial growth opportunity.

Mr. Lacey concluded “In June the ‘Special Committee’ of the Board of Directors met several times to discuss future corporate options and Northland Capital Markets was appointed as the Committee’s strategic advisor to assist the company. Together they have been evaluating options and proposals are being actively considered. While we understand the frustration our shareholders feel in lack of progress in CSI returning to profitability, we remain optimistic that our ongoing initiatives can result in a return to profitability.

“In addition, this spring we were approached by a buyer to acquire our headquarters site in Minnetonka, Minnesota. Today we signed a purchase agreement for the sale of the building for $10 million and while there are several contingencies because of the due diligence to be completed by the buyer over the next 180 days, we believe this move will benefit all stakeholders. If the sale proceeds, we expect the close would occur in the second or third quarter of 2019. We believe a move to a new site would provide a better working environment for our ongoing businesses and an employee committee will be formed to provide input. Since we have significant excess space in our current building, we view a sale as another means to potentially reduce operating expenses.”

1 “New product sales” represent sales from new products introduced within the last three years.

Q2 2018 Segment Financial Overview

Transition Networks

(in 000s)	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Sales	$ 7,834	$ 9,500	$ 16,988	$ 18,504
Gross profit	3,507	4,294	7,434	8,179
Operating income	19	361	231	507

Transition Networks’ Q2 2018 sales decreased $1,666,000, or 18%, compared to Q2 2017, primarily due to a decrease in federal projects and lower sales to a significant service provider. Sales in North America decreased $1,635,000, or 20%, while international sales decreased $31,000, or 2%. Operating expenses in Q2 2018 decreased $445,000 or 11% compared to the prior year. Transition Networks’ operating income was $19,000 in Q2 2018, compared to $361,000 in Q2 2017, as margin percentages remained consistent on lower sales, while expenses were reduced.

Suttle

(in 000s)	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Sales	$ 5,873	$ 8,580	$ 12,846	$ 17,352
Gross profit	459	813	1,834	1,872
Operating loss	(1,695)	(2,654)	(2,576)	(4,194)

Suttle’s sales decreased 32% to $5.9 million in Q2 2018 from $8.6 million in Q2 2017 due to lower sales of its legacy products. Sales to the major communication service providers decreased 40% to $4.5 million in Q2 2018 from $7.5 million in Q2 2017. Gross margin as a percentage of sales decreased to 7.8% from 9.5% in the same period of 2017 primarily due to unabsorbed manufacturing costs due to low production volume and severance costs, offset partially by higher product margins driven by a new pricing strategy for distributors. Operating expenses in Q2 2018 decreased $1.3 million compared to prior year when Suttle expensed $1.1 million in Q2 2017 for restructuring expense related to the closing of its Costa Rica production facility.

JDL Technologies

(in 000s)	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Sales	$ 913	$ 4,026	$ 1,622	$ 6,891
Gross profit	72	961	54	1,922
Operating loss	(406)	(1,059)	(910)	(674)

JDL Technologies’ sales decreased 77% to $913,000 in Q2 2018 from $4.0 million in Q2 2017. Revenue from the education sector declined with Q2 2018 revenue of $280,000 compared to $3.2 million in Q2 2017. The revenue decline is due to delays in the approval of federal funding for the 2017-2018 funding cycle. Operating expenses decreased 14% in 2018 to $478,000, compared to $557,000 in 2017 due to expense reduction measures taken in light of the expected revenue delay in the education sector. Q2 2018 ended with an operating loss of $406,000 compared to operating loss of $1.1 million Q2 2017, which included the $1.5M write off of goodwill.

Net2Edge

(in 000s)	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Sales	$ 681	$ 180	$ 846	$ 537
Gross profit	180	140	283	397
Operating loss	(640)	(715)	(1,441)	(1,165)

Net2Edge’s sales increased 278% to $681,000 in Q2 2018 from $180,000 in Q2 2017 primarily due to revenue from an established CSI account with Net2Edge’s higher-featured products. Operating expenses increased 17% in 2018 to $820,000 compared to $701,000 in 2017 due to increased spending on engineering and research and development on new products.

Financial Condition

CSI’s balance sheet at June 30, 2018 included cash, cash equivalents and investments of $14.2 million and working capital of $32.4 million, compared to $18.0 million cash, cash equivalents and investments and $36.5 million working capital at December 31, 2017.

Form 10-Q

For further information, please see the Company’s Form 10-Q, which the Company expects to file on or about August 3, 2018.

About Communications Systems

Communications Systems, Inc. provides connectivity infrastructure and services for global deployments of broadband networks. Focusing on innovative, cost-effective solutions, CSI provides customers the ability to deliver, manage, and optimize their broadband network services and architecture. From the integration of fiber optics in any application and environment to efficient home voice and data deployments to optimization of data and application access, CSI provides tools for maximum utilization of the network from the edge to the user. With partners and customers in over 50 countries, CSI has built a reputation as a reliable global innovator focusing on quality and customer service.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future financial performance, and future growth. These statements are based on Communications Systems’ current expectations or beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by these statements due to changes in economic, business, competitive or regulatory factors, and other risks and uncertainties affecting the operation of Communications Systems’ business. These risks, uncertainties and contingencies are presented in the Company’s Annual Report on Form 10-K and, from time to time, in the Company’s other filings with the Securities and Exchange Commission. The information set forth in this press release should be read in light of these risks. Further, investors should keep in mind that the Company’s financial results in any particular period may not be indicative of future results. Communications Systems is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Contacts:

Communications Systems, Inc.

Mark D. Fandrich

Chief Financial Officer

952-582-6416

mark.fandrich@commsysinc.com

Roger H. D. Lacey

Chief Executive Officer

952-996-1674

Selected Income Statement Data

	Unaudited
	Three Months Ended		Six Months Ended
	Jun. 30, 2018	Jun. 30, 2017	Jun. 30, 2018	Jun. 30, 2017
Sales	$15,038,159	$22,068,462	$31,811,844	$42,868,541
Gross profit	$3,985,085	$6,010,640	$9,163,704	$11,975,705
Operating loss	(2,722,204)	(4,066,788)	(4,696,424)	(5,526,616)
Loss before income taxes	(2,653,035)	(4,118,382)	(4,505,309)	(5,563,883)
Income tax (benefit) expense	(11,525)	(27,685)	(3,955)	42,326
Net loss	$(2,641,510)	$(4,090,697)	$(4,501,354)	$(5,606,209)

Basic net loss per share	$(0.29)	$(0.46)	$(0.50)	$(0.63)
Diluted net loss per share	$(0.29)	$(0.46)	$(0.50)	$(0.63)
Cash dividends declared per share	$0.04	$0.04	$0.08	$0.08

Average basic shares outstanding	9,132,855	8,947,070	9,066,886	8,920,779
Average dilutive shares outstanding	9,132,855	8,947,070	9,066,886	8,920,779

Selected Balance Sheet Data

	Unaudited
	Jun. 30, 2018	Dec. 31, 2017
Total assets	$54,938,744	$58,146,261
Cash, cash equivalents & investments	14,171,930	17,994,407
Working capital	32,402,190	36,506,028
Property, plant and equipment, net	11,972,989	12,624,730
Long-term liabilities	—	15,144
Stockholders’ equity	44,424,076	49,170,727